Evolving Gold Corp. Appoints New Directors, CEO and CFO

February 15, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce the appointment of Robert Bick, Donald Gee and Gilles Arseneau to the Board of Directors joining existing Board Members Dr Lawrence A. Dick and Paul Cowley. Robert Bick and Donald Gee join Dr Lawrence A. Dick on the management team and will play an active role in the Company’s day-to-day activities as well as project development and financing. These key appointments underline the Company’s commitment to the advancement of its gold projects including the Winnemucca gold property under Joint Venture with Meridian Gold and other opportunities in Southwest USA.

Robert Bick, Director and Chief Executive Officer
Robert Bick is an integral part of a Canadian business legend - Bick’s Pickles. As marketer, Robert helped launch and support the Formula Shell brand with Shell Canada and developed exclusive, innovative promotions for national Shell companies around the world. He has wide-ranging experience as a management consultant and is co-founder of thinkX Intellectual Capital Inc. Robert is integral to defining and implementing the Company’s strategic direction.

Donald Gee, B.Sc.(Geology), Director and Chief Financial Officer
Donald Gee has over 28 years experience in private and public company financing, corporate/capital structuring and management. His network of relationships with retail brokers, fund managers and individual investors will add to the Company’s financing effectiveness. Mr. Gee has served as a Director and key executive of several public companies. He is a member of the Chartered Accountants of British Columbia, Canadian Institute of Chartered Accountants and the Canadian Institute of Mining and Metallurgy.

Gilles J. Arseneau, Ph.D., P.Geo., Director
Dr. Arseneau has spent over 25 years in mineral exploration working for major and junior mining companies with experience with gold, base metal, uranium and bauxite deposits in Canada, United States and South America. He has particular experience in the assessment of gold and base metal properties. Most recently he was Manager – Geologist with the TSX Venture Exchange. He is presently Manager of Geology at Wardrop Engineering Inc.

The Company wishes to express its appreciation to resigning directors Mr. Warren McIntyre and Dr. Chris Osterman for the work they have done on the Company’s behalf. Dr. Osterman will remain as VP Exploration for the Company.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION

“Lawrence Dick”
Dr. Lawrence A Dick
President
Tel: 604 685 6375
www.EvolvingGold.com

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604 685-6375 Fax. 604 683-8125    Email. info@evolvinggold.com    Web. www.evolvinggold.com
CNQ: GOLD      OTC-BB: EVOGF